148 LAFAYETTE STREET
NEW YORK, NY
10013, USA

T 1.613.241.2828 x1045

SHOPIFY.COM
August 6, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention: Brittany Ebbertt and Kathleen Collins

Re:	Shopify Inc.
Form 10-K for the year ended December 31, 2024
File No. 001-37400

Dear Mmes. Ebbertt and Collins:

On behalf of Shopify Inc. (“Shopify,” “our,” “us,” “we” or the “Company”), we respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission contained in the letter dated July 7, 2025, regarding the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2024, filed on February 11, 2025 (the “Letter”). Our responses to the Letter are set forth below. For ease of reference, we have also included the text of the relevant Staff comment in bold italics prior to each of our responses below.

Form 10-K for the year ended December 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Indicators, page 48

1. You state that your business model is driven by your ability to attract new merchants, retain revenue from existing merchants, and increase sales to both new and existing merchants. In addition, you believe your future success depends in part on your ability to expand your merchant base. We note you previously provided a measure of monthly billing retention rate that you used to evaluate your ability to maintain and expand your relationships with merchants. Please clarify whether management currently uses this measure or tell us what measures they now use to monitor your ability to retain and grow your existing merchant base, and revise to include a quantified discussion of such measures for each period presented. Refer to SEC Release 33-10751.
Response: We acknowledge the Staff’s comment. Management does not currently use Monthly Billings Retention Rate (“MBRR”) to monitor its ability to retain and grow its merchant base. MBRR was a month-

over-month run-rate that illustrated merchant billing retention only in the short term. Management has not reviewed this metric since 2018.
The key performance indicator that Management relies on to monitor Shopify’s ability to retain and grow its existing merchant base is Monthly Recurring Revenue (“MRR”), which is further discussed in our response to comment 2 below. We use MRR to help us assess trends in subscription plan revenue. MRR is provided for the applicable periods in the management’s discussion and analysis of financial condition and results of operations (“MD&A”) included in the Form 10-Q for the quarter ended June 30, 2025.
2. We note from your discussion of Monthly Recurring Revenue (MRR) you analyze the factors that make up MRR, specifically the number of paying merchants using your platform and changes in average revenue earned from subscription plan fees per paying merchant. Please describe for us how management uses the number of paying merchants in their analysis and tell us what consideration you gave to including the number of paying merchants as a key performance indicator to evaluate your business. In your response, provide us with the number of paying merchants for each period presented.
Response: As described in response to the Staff’s comment 1 above, Management relies on MRR to monitor Shopify’s ability to retain and grow our existing merchant base. While the number of paying merchants is one factor that contributes to MRR, as our platform and merchant base have evolved, the number of paying merchants has become less relevant to understanding Shopify’s overall business. The impact one merchant has on Shopify’s business performance varies based upon a number of factors, including plan type, whether their subscription is on a full-price or trial basis, and how much transaction flow, and ultimately revenue, Shopify receives from the merchant. This dynamic has become more prevalent in recent years as we have attracted more large, global merchants to our platform. Particularly in light of this variability, Management does not look to the number of paying merchants as a key performance indicator. Instead, Management looks to MRR – which provides a more comprehensive view of the subscription revenue earned from our merchant relationships – to evaluate the overall health of our merchant base and make strategic decisions.
We acknowledge the Staff’s comment and have updated our discussion of MRR. These updates de-emphasize the number of paying merchants and highlight other contributing factors to MRR. These changes do not change the value of MRR in the current period or historical periods and are reflected in our Form 10-Q for the quarter ended June 30, 2025 and detailed below (with additions marked in bold underline and deletions marked in bold and struck through).
As disclosed in our Form 10-Q for the quarter ended June 30, 2025:

~~We calculate~~ MRR is the ~~at the end of each period by multiplying the number of merchants who have subscription plans with us at the period end date by the average monthly subscription plan fee, which excludes variable platform fees,~~ aggregate value of all subscription plans, excluding variable platform fees, in effect on the last day of the period, assuming ~~they~~ merchants maintain their subscription ~~plans~~ the following month . . . . We also ~~analyze~~ consider the factors that ~~make up~~ contribute to MRR, specifically the number of paying merchants using our platform, the number of merchants that are on full-price plans or paid trials, the mix of subscription plan types, and overall pricing of our subscription plans ~~and changes in average revenue earned from subscription plan fees per paying merchant~~.
Discussion of the Results of Operations, page 54

3. We note fluctuations between periods in subscription revenue were due to various factors including a higher number of merchants using the platform and increases in subscription pricing, and fluctuations in cost of revenue for both subscriptions and merchant solutions were also due to a variety of factors. In addition, we note your references to changes being due “primarily” or "mainly" to these factors. Where a material change is attributed to two or more factors, including any offsetting factors, please revise to describe the contribution of each factor in quantified terms. Also, revise to use more definitive terminology, rather than general or vague terms such as “primarily” and "mainly," to describe each contributing factor. Refer to Item 303(b) of Regulation S-K.
Response: We acknowledge the Staff’s comment. We have enhanced disclosure in our Form 10-Q for the quarter ended June 30, 2025. In future filings, where a material change is attributable to two or more factors, we will quantify such factors in reference to Item 303(b) of Regulation S-K in line with the objective outlined in Item 303(a) of Regulation S-K. Below is an example of this enhanced disclosure within the MD&A of our Form 10-Q for the quarter ended June 30, 2025 (with additions marked in bold underline and deletions marked in bold and struck through).
As disclosed in our Form 10-Q for the quarter ended June 30, 2025:
Subscription Solutions
Subscription solutions revenues increased for the three months ended ~~March 31,~~ June 30, 2025 compared to the same period in 2024. The largest component of the period-over-period change was an increase in subscription fees of $80 million driven by an increase in MRR, which was the result of a larger percentage of subscriptions coming from higher priced plans, such as Plus, and by higher GMV resulting in an increase in subscription fees from the variable component of certain subscription contracts ~~primarily growth in MRR, which was driven largely by a higher number of merchants using our platform~~.

Notes to the Consolidated Financial Statements
Note 23. Segment and Geographical Information, page 116

4. Please revise to disclose how the CODM uses the segment measure of consolidated net income (loss) to manage segment performance and allocate resources. Refer to ASC 280-10-50-29(f) and the example in 280-10-55-54(c).
Response: We acknowledge the Staffʼs comment and have enhanced the disclosures in our Form 10-Q for the quarter ended June 30, 2025 to include this information, as shown below (with additions marked in bold underline).
As disclosed in our Form 10-Q for the quarter ended June 30, 2025:

17. Segment and Geographical Information

The Company’s chief operating decision maker (“CODM”) ~~CODM~~ is its Chief Executive Officer. The CODM has determined that the Company operates in a single operating and reportable segment and manages segment performance and resource allocation based upon consolidated net income (loss). The CODM uses consolidated net income (loss) in deciding whether to reinvest profits into opportunities for the business, invest in business combinations or equity investments or return a portion of such profits to shareholders. The measure of segment assets is reported on the condensed consolidated balance sheet as total consolidated assets. Significant expenses reviewed by the CODM include those that are presented in the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss).

5. We note your subscription solutions include revenue from subscriptions to the Shopify platform as well as from the sale of themes, apps and domain names. We also note that merchant solutions revenue is principally generated from payment processing and currency conversion fees, but also includes revenue from third-party referral fees, sales of products such as shipping labels and POS hardware, advertising and lending services. Please tell us your consideration to provide a breakdown of revenue for each of the products and services included in subscription solutions and merchant solutions. In your response, provide us with the amount of revenue from each of the products and services included in these revenue line items. Refer to ASC 280-10-50-40.
Response: Shopify uses the guidance in ASC 280-10-50-40 to determine how to best group similar products and services, along with the relative value of the revenue from the individual products and services and the guidance provided by Rule 5-03(b)(1) under Regulation S-X. In doing so, Shopify determined that presenting the two lines “subscription solutions” and “merchant solutions” appropriately grouped similar products and services based on the underlying value driven by each of the products and services. The products and services included in subscription solutions are grouped together as we see them as related to the core platform that our merchants use to run their businesses. Merchant solutions products and services augment the core platform provided by our subscription product. For context on materiality, subscription solutions revenue from the sale of themes, apps, and domain names represented, in aggregate, less than 2% of total Shopify revenue for the year ended December 31, 2024. None of the merchant solutions revenue from third-party referral fees, sales of shipping labels, POS hardware and advertising and lending services individually generated more than 5% of total Shopify revenue for the year ended December 31, 2024 and, in the aggregate, these merchant solutions products and services were below the threshold stated in Rule 5-03(b) under Regulation S-X for the year ended December 31, 2024. Therefore, we respectfully believe that these products and services have been appropriately grouped, and we have not provided a breakdown of revenues for each of the products and services included in subscription solutions and merchant solutions. We will consider further modifications to our revenue disclosures in future periodic reports if and when products or services become material.

If you have any questions, please do not hesitate to contact Raquel Fox of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7050.

Sincerely,

Shopify Inc.

/s/ Jeff Hoffmeister

Jeff Hoffmeister

Chief Financial Officer

cc:	Ryan J. Dzierniejko, Skadden, Arps, Slate, Meagher & Flom LLP
Raquel Fox, Skadden, Arps, Slate, Meagher & Flom LLP
Jessica Hertz, General Counsel, Shopify Inc.
Michael L. Johnson, Corporate Secretary, Shopify Inc.